EXHIBIT 99.1

              DIALOG REPORTS IMPROVED Q2 REVENUES, REFLECTING
             GROWTH IN NEW WEB-BASED PRODUCTS AND TECHNOLOGIES


               LONDON/CARY, N.C.--Aug. 24, 1999--The Dialog Corporation plc (NASDAQ:DIAL), a leading provider of Internet- based information, technology and eCommerce solutions to the corporate market, today announced its second quarter results for the three-month period ending June 30, 1999 and its interim results for the six months ending June 30, 1999. (All figures are according to U.K. G.A.A.P. and have been converted from G.B.P. (pound) to U.S. dollars ($) for information purposes at the prevailing exchange rate on June 30, 1999 of (pound)1=$1.5763).

Financial Highlights

--      Q2 revenues of $70.4 million - up 4.6% on Q1

--      Group Internet revenues increased by 20% to over $60
        million for the first half of the year (1998: $50 million)

--      Q2 operating profit of $9.3 million - up 20% on Q1

--      Improved gross profit margin of 61% - up 7% on Q1

--      Q2 net profit increased to $2.0 million - up 200% over Q1

--      Web based products in Information Services Division rose
        20% Q2 over Q1

--      Closing cash balance of $14.2 million

-- Fujitsu contracted revenues in Q3 expected to be in excess of $15.8 million

               Allen Thomas, Chairman of The Dialog Corporation plc, commented: "The first half of 1999 has seen a quarter-on-quarter improvement in overall revenues, favorably assisted by growth in our web-based products and initial revenues from Fujitsu. Current trading demonstrates that this has continued, assisted by our alliance partners and in particular Fujitsu, whose contracted revenues in Q3 will be in excess of $15.8 million, and by the continuing growth of our new web-based information and software solutions.

               "The quality of Dialog's key assets, including the World's largest database of online information, its global infrastructure and alliance partner relationships, and its leading edge knowledge management and eCommerce technology, means that the Group enjoys significant market opportunities.

               "Discussions continue regarding refinancing of the Group's debt so as to release internally generated cash from operations to further accelerate high-growth market opportunities. This process is proceeding to plan, as our newly appointed financial advisors, The Chase Manhattan Bank and Salomon Smith Barney, are currently in discussions with a number of parties."

Overview

               During the first half, we completed the process of developing and releasing Internet and Intranet access to all of Dialog's services, incorporating user-friendly interfaces and appropriate price plans. Whereas the Group's traditional client relationships have been with information professionals such as corporate librarians, we are now positioned to sell all of our products directly to end users and in collaboration with information professionals, both within the companies we currently serve and to new customers around the world.

               We have therefore recently expanded our sales operations to focus on increasing sales into the end-user market, the benefits of which we expect to become more apparent in the second half. In fact, revenues from our Web based products have already been achieving double-digit growth, derived from both new and existing customer accounts.

               The widespread adoption of the Internet has also stimulated a far greater demand for efficient search and structuring technologies such as those used by Dialog to deliver its professional online services for many years. In February 1999, the Company established its Web Solutions Division to sell and promote its proprietary technologies, notably its InfoSort structuring and Muscat search technologies. These products have been successfully deployed in client organizations for the management of both internal and external data, and have also been incorporated into a pre-packaged corporate Intranet solution that was launched at the beginning of this year. Most recently, the global alliance with Fujitsu for the licensing of InfoSort, announced in June, represents a very powerful endorsement of the Division's knowledge management software and expertise.

Revenues

               Our increased emphasis on technology-based sales has meant that the proportion of our revenues derived from these higher margin areas has more than doubled in the first half, when compared to 1998 as a whole, and now account for approximately 8% of revenues overall. With the Internet-based product range and pricing now in place, the Group is currently investing in sales and marketing to further increase revenues for the second half of 1999 and beyond.

               The Company is now organized into three divisions, each of which has substantial growth opportunities; the Information Services Division, the Web Solutions Division and the eCommerce Division.

INFORMATION SERVICES DIVISION (ISD)

               ISD represents the largest division within Dialog and provides business, research and academic users with access to the world's largest database collection through its Dialog, DataStar and Profound brands.
               Revenue comparisons affected by 10% price reduction; sales infrastructure recently enhanced Sales in ISD for the half-year were $127.0 million, down by 6.5% on prior half-year revenues. This reduction reflects the impact of the planned overhaul of the traditional pricing model following the acquisition of KRII in November 1997 and necessitated by the move of all products to the Internet.

               In addition, growth was held back earlier in the year by a lower level of investment than we would have wished in ISD sales and marketing. However, following receipt of funds in May from the new facility from The Chase Manhattan Bank, Q2 saw increased investment in this area which has already supported revenue growth of the new Internet-based products (20% quarter-on-quarter) and will further drive revenues through Q3 and Q4 1999.

Q2 sales of new Internet-based solutions advanced 20% over Q1

             DialogSelect, a new Internet product focused at the growing end-user community, grew 24% over Q1 1999. DialogWeb and DialogClassic.com, Internet solutions targeted at the information professional and corporate/academic librarian community, have grown 18% quarter-on-quarter and now represent 8% of total ISD revenues. Sales of The Dialog Intranet Toolkit, designed to facilitate the creation of customized corporate intranet solutions using Dialog professional commands, have grown strongly since its release in February of this year, and this solution is expected to be a key revenue driver over time. As a whole, new Internet-based ISD solutions grew 20% over Q1 and now represent 23% of total ISD revenues.

               Growth in Internet-based solutions is due to two factors. Firstly, our Internet products are attracting existing users due to enhanced functionality, ease of use and customization that previously could not be offered via the traditional Dialog products and is not currently offered by other services available on the Internet. Secondly, our Internet-based products are appealing to new users already familiar with the Internet who have come to recognize that our comprehensive content offering, reliability, speed of response and accuracy significantly enhance their information gathering needs.

Fujitsu contracted revenues for Q3 to exceed $15.8 million

             As part of the agreement reached in June 1999, Fujitsu is redistributing all of Dialog's information products as part of their solutions to customers worldwide. Revenues generated from this alliance (principally up-front payments) are expected to be in excess of $15.8 million in Q3 1999 and will further enhance growth for this Division in the future.

WEB SOLUTIONS DIVISION (WSD)

            WSD is a provider of knowledge management and search technologies and services, comparable entities in the market being Autonomy (EASDAQ:AUY), Verity (NASDAQ:VRTY), and Excalibur (NASDAQ:EXCA), amongst others. The Division develops and sells InfoSort indexing and categorization solutions and Muscat search technology to corporations and partners.

Revenues increased 287% year-on-year

             Revenues in WSD for the half-year of $9.5 million were up 287%, compared to prior-year revenues. This Division continues to benefit from its software licensing arrangements with the BBC and the DTI and revenues towards the end of Q2 were significantly enhanced by the Fujitsu technology license of InfoSort. Prospects for the Division will continue to be enhanced by the worldwide redistribution activity undertaken by Fujitsu and the development by Fujitsu of a Japanese version of InfoSort.

Development of powerful new Internet search engine - WebTop.com

             By combining the indexing and structuring capabilities of InfoSort, together with the 'linguistic inference' search capabilities of Muscat, WSD is currently developing a web search engine to enable quick, efficient access to free web-based information. The Group's client base will be able to benefit from this enhanced web search service to ensure that they have gathered all external knowledge relating to any specific search on the WSD database products. WebTop.com will utilize InfoSort and Muscat capabilities and will also generate advertising revenues and enable business communities to share information and trade using Dialog eCommerce tools (see below). Industry comparables to WebTop.com include About.com (NASDAQ:BOUT), VerticalNet (NASDAQ:VERT) and Ask Jeeves (NASDAQ:ASKJ), amongst others. WebTop.com will be showcased at the International Online show in December 1999.

ECOMMERCE DIVISION (ECD)

               ECD is comprised of two businesses: OfficeShopper, an Internet based commercial office products marketer and distributor, and Sparza, which sells and markets the underlying eCommerce software to allow other companies to develop their own eCommerce businesses.

OfficeShopper - UK growth to accelerate and US launch early Q4

             Following the launch of OfficeShopper in December 1998, eCommerce revenues have grown quarter-on-quarter by 34% to achieve $1.1 million for the half-year. We expect the growth of this business in the UK will be accelerated by our recent investment in sales staff since the period end, and by the addition of 10,000 new product items in the software and computer consumables area.

             The Division is preparing for the launch of the US site, anticipated before year-end. US vendors have already been signed, providing over 30,000 products at launch, and the service is currently in the final stages of preparation. The US office supply market is currently worth $225 billion and is highly fragmented, with over 90% serviced by small local dealers. The Board believes this market offers significant opportunity for the Group by disaggregating traditional retailers through the Internet. Chemdex (NASDAQ:CMDX) is the closest publicly listed comparable due to the similar Internet based procurement features of their online chemical supply service.

Sparza

             Sparza, which supplies the underlying technology behind OfficeShopper, offers business-to-business eCommerce solutions for manufacturers, wholesalers and resellers. Its innovative procurement management system greatly simplifies supply chains and thus provides more effective integration, control and cost savings. Although only just launched, Sparza has now secured a license to Spicers UK and the Board believes that the prospects in this market are considerable. Industry comparables include Ariba (NASDAQ:ARBA) and CommerceOne (NASDAQ:CMRC).

Operating results

             The Group achieved Q2 operating profit of $9.2 million demonstrating a 20% increase over Q1.

               Gross margins improved to 61% in Q2 as a result of the increased percentage of technology-based sales, following the establishment of the Web Solutions Division. The Company's cost base increased in the second quarter as we started to focus our efforts on supporting our new Internet range of services.

               The Company generated positive cash flow from operations of $8.2 million for the half-year reflecting significant improvement in the Company's cash flow in the second quarter. EBITDA of $16.1 million for the second quarter reflects an improvement of 12% over Q1 1999. After interest charges of $7.2 million, the Company achieved a net profit of (pounds) 1.2 million for Q2, representing an improvement of 200% over Q1 1999.

Debt refinancing

               As previously announced, the Board is addressing the current debt structure of the Group so as to permit more effective use of business cash flows in the high growth market opportunities of Information Services, Web Solutions and eCommerce. Our current debt obligations amount to $22 million of annual amortization on our Senior debt facility plus interest. $13.5 million has already been repaid so far this year. It is the Board's intention to refinance this facility, having appointed Chase Manhattan Bank and Salomon Smith Barney to assist with this exercise. The Board believes that it is in the interests of existing shareholders that all financing options are fully investigated and this process is proceeding to plan.

Outlook

               Chairman Allen Thomas, commented, "Dialog continues to enjoy significant market opportunities enhanced by it's investments in innovative products and solutions which have considerable value albeit as yet not significantly contributing to group revenues. Dialog's key assets, including the world's largest database of online information, its global infrastructure and alliance partner relationships, its leading edge data structuring, search and eCommerce technology assets have historically been deployed to service and support the world's largest companies' information needs. Today, the advent of the Internet has greatly increased general business awareness of the value of relevant information and the importance of knowledge management, which opens up even greater opportunities for Dialog to reach a far broader audience."

               This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are subject to the "safe harbor" created by those sections. The forward-looking statements can be identified by terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "inevitable," "believe" or "continue" or variations thereon, and include, among others, the launch dates of the Company's products noted above. The Company's actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including, among others, those set forth under the caption "Risk Factors" in the Company's most recent Report on Form 20-F or generally in the Company's Reports on Form 6-K. The Company disclaims any obligation to update these forward-looking statements as a result of subsequent events.

The Dialog Corporation plc
Consolidated Profit And Loss Account (unaudited) Three and six months ended June 30, 1999 (all figures in $'000)

                             Three         Three       Six          Six
                             Months        Months      Months       Months
                             Ended         Ended       Ended        Ended
                             June 30,      June 30,    June 30,     June 30,
                             1999          1998        1999         1998

Turnover                     $70,379       $69,275     $137,658     $139,900

Cost of sales                (27,420)      (29,606)     (56,056)     (60,313)

Gross profit                  42,959        39,669       81,602       79,587

Distribution costs            (9,396)       (8,761)     (17,141)     (16,876)

Administrative expenses      (20,631)      (15,981)     (40,413)     (34,737)

Amortization of development
  costs/goodwill              (3,689)       (4,724)      (7,057)      (6,999)

Exceptional restructuring
  items                           -          1,390          -            348

Operating profit               9,243        11,593       16,991       21,323

Exceptional item - Gains
  on sale of fixed
  asset investment                -          3,220          -          3,220

Net interest payable          (7,235)       (6,710)     (14,313)     (13,526)

Profit on ordinary
  activities before
  taxation                     2,008         8,103        2,678       11,017

Taxation on profit on
  ordinary activities           (698)         (876)      (1,089)      (1,201)

Profit on ordinary
  activities after
  taxation                     1,310         7,227        1,589        9,816

Minority equity interests       (205)          (17)           8         (200)


Retained profit                1,105         7,210        1,597        9,616

Earnings per ADS (cents)         2.9          19.2          4.2         25.6

Earnings per ADS
  excluding exceptional
  restructuring items (cents)                 10.6                      17.0

ADSs used in computing
  earnings per ADS
  (thousands)                 37,893        37,599       37,885       37,581

               The financial results set forth above represent the Company's financial results under UK GAAP translated for convenience into US Dollars at the rate of US$:(pound)1.5763 being the rate of exchange on June 30, 1999, the last trading day of the period.


                          (Balance Sheet follows)
The Dialog Corporation plc
Consolidated Balance Sheet (unaudited)
As of June 30, 1999

                                    June 30     December 31
                                     1999         1998
                                     $'000        $'000

FIXED ASSETS
Intangible assets                     42,233      36,497
Goodwill                              11,912      12,100
Tangible assets                       26,494      28,168
Investments                           21,335      19,474
                                     101,974      96,239

CURRENT ASSETS
Stocks                                   247         348
Debtors                               78,774      67,436
Cash at bank and in hand              14,217       7,084
Assets held for resale                     -       1,564
                                      93,238      76,432

CREDITORS (amounts falling
due within one year)                (112,915)    (92,757)

NET CURRENT LIABILITIES              (19,677)    (16,325)

TOTAL ASSETS LESS CURRENT
  LIABILITIES                         82,297      79,914

CREDITORS (amounts falling due
  after more than one year)         (234,226)   (220,274)

Provisions for liabilities and
  charges                             (4,877)     (7,404)

                                    (156,806)   (147,764)

CAPITAL AND RESERVES
Called up share capital                2,391       2,387
Share premium account                240,146     239,799
Shares to be issued                    1,524       1,524
Profit and loss account             (402,681)   (393,172)
Ordinary shareholders' funds        (158,620)   (149,462)
Minority interest                      1,814       1,698
Total shareholders' funds           (156,806)   (147,764)

     The financial results set forth above represent the Company's financial results under UK GAAP translated for convenience into US Dollars at the rate of US$:(pound)1.5763 being the rate of exchange on June 30, 1999, the last trading day of the period.

The Dialog Corporation plc
Consolidated Cash Flow Statement (unaudited) for the
6 months ended June 30, 1999
                                                       1999       1998
                                                      $'000      $'000

NET CASH INFLOW FROM OPERATING ACTIVITIES             7,465      13,075

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                       139         476
Interest paid on bank loans and overdrafts          (14,118)    (13,059)
Interest paid on finance leases                          (8)        (46)
                                                    (13,987)    (12,629)
TAXATION PAID                                          (619)        (88)

CAPITAL EXPENDITURE
Payments to develop intangible assets                (9,026)     (7,175)
Payments to acquire tangible fixed assets            (3,749)     (1,830)
Receipts from sales of tangible fixed assets            102          36
                                                    (12,673)     (8,969)
ACQUISITIONS AND DISPOSALS
Purchase of share in joint venture                   (1,368)     (1,140)
Expenses in connection with purchase of
  subsidiary undertakings                              (779)       (641)
Proceeds from sale of investments                     1,225      11,393
                                                       (922)      9,612

CASH (OUTFLOW)/INFLOW BEFORE THE USE OF
  LIQUID RESOURCES AND FINANCING                    (20,736)      1,001

MANAGEMENT OF LIQUID RESOURCES
Net receipts from sales of investments
  with original maturity date of less than one year       -         977

FINANCING
Net proceeds on issue of Ordinary share capital           -         432
Short-term borrowings                                41,495          -
Repayment of loans                                  (13,701)    (10,887)
Repayment of capital element of finance leases         (311)       (435)
                                                     27,483     (10,890)

INCREASE/(DECREASE) IN CASH                           6,747      (8,912)

RECONCILIATION OF NET CASH FLOW TO MOVEMENT
  IN NET DEBT

Increase/(decrease) in cash in the period             6,747      (8,912)
Cash used to decrease lease financing                   311         435
Cash acquired from short-term borrowings            (41,495)         -
Cash used to repay loans                             13,701      10,887
Increase in liquid resources and cash deposits
  with original maturity
  date of less than one year                              -        (977)

Change in net debt from cash flows                  (20,736)      1,433
Other non-cash changes                                 (875)       (743)
New finance leases                                   (3,282)         -
Effect of foreign exchange rate changes             (13,313)      2,513

Movement in net debt in period                      (38,206)      3,203
Net debt at beginning of period                    (227,298)   (229,988)
Net debt at end of period                          (265,504)   (226,785)

                The financial results set forth above represent the Company's financial results under UK GAAP translated for convenience into US Dollars at the rate of US$:(pound) 1.5763 being the rate of exchange on June 30, 1999, the last trading day of the period.

The Dialog Corporation plc Composition of Turnover (unaudited) 6 months ended June 30, 1999
                                                      1999        1998
                                                     $'000       $'000

Information Services                               127,063     136,017
Web Solutions and Internet software                  9,470       2,449
eCommerce                                            1,125           -
Other                                                    -       1,434
                                                   137,658     139,900


     These results are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The financial statements for the year ended December 31, 1998 have been reported on by the Company's auditors, PricewaterhouseCoopers, and delivered to the Registrar of Companies. The audit report was not qualified and neither did it contain any statements under Section 237 (2) or (3) of the Companies Act 1985. The unaudited results for the six months ended June 30, 1999 have been prepared in accordance with the accounting policies stated in the 1998 Annual Report and Accounts.



     CONTACT:  The Dialog Corporation plc
               David Mattey, Chief Financial Officer
               011 44 171 930 6900
                                 or
               Kristian Talvitie, U.S. Investor Relations kristian_talvitie@dialog.com
               212/381-1824
                                 or
               Jaffoni & Collins Incorporated


               David C. Collins/Robert L. Rinderman
               dial@jcir.com
               212/835-8500